

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4631

August 23, 2017

Via E-mail
Mr. J. Michael Anderson, Chief Financial Officer
Layne Christensen Company
1800 Hughes Landing Blvd. Suite 800
The Woodlands, TX 77380

> **Re:** **Layne Christensen Company**
> **Form 10-K for the year ended January 31, 2017**
> **Filed April 10, 2017**
> **File No. 1-34195**

Dear Mr. Anderson:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Management's Discussion and Analysis of Financial Conditions and Results of Operations

Non-GAAP Financial Measures, page 34

1. Please revise to reconcile Adjusted EBITDA to net income (loss), rather than income (loss) from continuing operations which would not be considered the most directly comparable GAAP financial measure. We refer you to Question 103.02 of the Staff's Compliance & Disclosure Interpretations issued on May 17, 2016.

Liquidity and Capital Resources, page 41

Cash Flows, page 42

2. To enhance your presentation, please provide a more informative analysis and discussion of the reasons for changes in your operating assets and liabilities, for each period presented. Refer to Item 303(a) of Regulation S-K and SEC Release No. 33-8350.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Mindy Hooker at (202) 551-3732, Sisi Cheng at (202) 551-5004 or me at (202) 551-3768 with any questions.

Sincerely,

/s/ John Cash

John Cash
Branch Chief

Office of Manufacturing and Construction